FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2019	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2018 (U.S. GAAP)

Date:	January 31, 2019
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago
Executive Director, Head of Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the nine months ended December 31
	2017		2018
		% Change from December 31, 2016		% Change from December 31, 2017
Total revenue	1,460,944	13.4%	1,336,766	(8.5%)
Net revenue	1,118,932	6.1%	815,516	(27.1%)
Income (loss) before income taxes	281,235	16.9%	(62,054)	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	196,668	10.3%	(101,286)	—%
Comprehensive income (loss)	181,189	(4.7%)	(38,635)	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	56.20		(30.01)
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	55.12		(30.03)
Return on shareholders’ equity-annualized	9.3%		(5.0%)

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At December 31
	2018	2018
Total assets	40,343,947	45,113,023
Total equity	2,799,824	2,706,011
Total NHI shareholders’ equity	2,749,320	2,662,943
Total NHI shareholders’ equity as a percentage of total assets	6.8%	5.9%
Total NHI shareholders’ equity per share (Yen)	810.31	805.07

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2018	2019	2019 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	3.00	—
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2019 Q4 dividend forecasts are not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2019.”

3. Earnings Forecasts for the year ending March 31, 2019

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: Yes
b)	Changes in accounting policies due to other than a): Yes

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2018	2018
Number of shares outstanding (including treasury stock)	3,643,562,601	3,493,562,601
Number of treasury stock	250,625,115	185,850,141

	For the nine months ended December 31
	2017	2018
Average number of shares outstanding (year-to-date)	3,499,513,649	3,374,581,279

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11
(7) Significant Subsequent Events	P.12

4. Supplementary Information	P.13

(1) Consolidated Statements of Income – Quarterly Comparatives	P.13
(2) Business Segment Information – Quarterly Comparatives	P.14
(3) Other	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	1,118.9	815.5	(27.1)
Non-interest expenses	837.7	877.6	4.8

Income (loss) before income taxes	281.2	(62.1)	—
Income tax expense	79.8	36.3	(54.5)

Net income (loss)	201.4	(98.4)	—

Less: Net income attributable to noncontrolling interests	4.8	2.9	(39.3)

Net income (loss) attributable to NHI shareholders	196.7	(101.3)	—

Return on shareholders’ equity-annualized	9.3%	(5.0%)	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 815.5 billion yen for the nine months ended December 31, 2018, a decrease of 27.1% from the same period in the prior year. Non-interest expenses increased by 4.8% from the same period in the prior year to 877.6 billion yen due to a loss of 81.4 billion yen from the goodwill impairment attributable to Wholesale as a result of the assessment of the goodwill as of December 31, 2018. Loss before income taxes was 62.1 billion yen and net loss attributable to NHI shareholders was 101.3 billion yen for the nine months ended December 31, 2018.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	1,112.0	824.5	(25.9)
Non-interest expenses	837.7	877.6	4.8

Income (loss) before income taxes	274.3	(53.0)	—

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2018 was 824.5 billion yen, a decrease of 25.9% from the same period in the prior year. Non-interest expenses increased by 4.8% from the same period in the prior year to 877.6 billion yen. Loss before income taxes was 53.0 billion yen for the nine months ended December 31, 2018. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	314.8	265.3	(15.7)
Non-interest expenses	233.0	219.1	(6.0)

Income (loss) before income taxes	81.7	46.2	(43.5)

Net revenue decreased by 15.7% from the same period in the prior year to 265.3 billion yen, primarily due to decreasing commissions from brokerage. Non-interest expense decreased by 6.0% to 219.1 billion yen. As a result, income before income taxes decreased by 43.5% to 46.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	100.0	66.9	(33.1)
Non-interest expenses	45.1	47.2	4.5

Income (loss) before income taxes	54.9	19.8	(64.0)

Net revenue decreased by 33.1% from the same period in the prior year to 66.9 billion yen. Non-interest expense increased by 4.5% to 47.2 billion yen. As a result, income before income taxes decreased by 64.0% to 19.8 billion yen. Assets under management were 48.3 trillion yen as of December 31, 2018.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	503.9	413.1	(18.0)
Non-interest expenses	447.5	511.5	14.3

Income (loss) before income taxes	56.4	(98.4)	—

Net revenue decreased by 18.0% from the same period in the prior year to 413.1 billion yen. Non-interest expense increased by 14.3% to 511.5 billion yen due to a loss of 81.0 billion yen from the goodwill impairment attributable to Wholesale. As a result, loss before income taxes was 98.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue	193.3	79.1	(59.1)
Non-interest expenses	112.0	99.7	(11.0)

Income (loss) before income taxes	81.4	(20.6)	—

Net revenue was 79.1 billion yen. Loss before income taxes was 20.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2018 were 45,113.0 billion yen, an increase of 4,769.1 billion yen compared to March 31, 2018, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of December 31, 2018 were 42,407.0 billion yen, an increase of 4,862.9 billion yen compared to March 31, 2018, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2018 was 2,706.0 billion yen, a decrease of 93.8 billion yen compared to March 31, 2018. During the nine months ended December 31, 2018, Nomura cancelled 150,000,000 shares of its own shares.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Revenue recognition

On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and replaced existing revenue recognition guidance with a new prescriptive model. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Changes of offsetting of derivatives

Nomura collects and remits cash margin between its clients and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2018) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2018) for the year ended March 31, 2018.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2018	December 31, 2018	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,354,639	2,438,649	84,010
Time deposits	315,445	347,166	31,721
Deposits with stock exchanges and other segregated cash	288,962	294,663	5,701

Total cash and cash deposits	2,959,046	3,080,478	121,432

Loans and receivables:
Loans receivable	2,462,503	2,373,851	(88,652)
Receivables from customers	442,343	408,918	(33,425)
Receivables from other than customers	973,867	1,093,348	119,481
Allowance for doubtful accounts	(3,514)	(3,941)	(427)

Total loans and receivables	3,875,199	3,872,176	(3,023)

Collateralized agreements:
Securities purchased under agreements to resell	9,853,898	14,549,228	4,695,330
Securities borrowed	6,383,845	4,073,886	(2,309,959)

Total collateralized agreements	16,237,743	18,623,114	2,385,371

Trading assets and private equity investments:
Trading assets*	14,962,690	17,520,795	2,558,105
Private equity investments	17,466	15,754	(1,712)

Total trading assets and private equity investments	14,980,156	17,536,549	2,556,393

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,834 million as of March 31, 2018 and ¥425,398 million as of December 31, 2018)	338,984	321,930	(17,054)
Non-trading debt securities*	485,891	457,534	(28,357)
Investments in equity securities*	150,760	135,624	(15,136)
Investments in and advances to affiliated companies*	408,034	416,424	8,390
Other	908,134	669,194	(238,940)

Total other assets	2,291,803	2,000,706	(291,097)

Total assets	40,343,947	45,113,023	4,769,076

*	Including securities pledged as collateral

Millions of yen
March 31, 2018	December 31, 2018	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	743,497	808,262	64,765
Payables and deposits:
Payables to customers	1,176,773	1,180,941	4,168
Payables to other than customers	1,239,540	1,257,743	18,203
Deposits received at banks	1,151,342	1,276,438	125,096

Total payables and deposits	3,567,655	3,715,122	147,467

Collateralized financing:
Securities sold under agreements to repurchase	14,759,010	19,982,480	5,223,470
Securities loaned	1,524,363	1,295,494	(228,869)
Other secured borrowings	413,621	432,460	18,839

Total collateralized financing	16,696,994	21,710,434	5,013,440

Trading liabilities	8,202,936	7,691,892	(511,044)
Other liabilities	950,534	738,472	(212,062)
Long-term borrowings	7,382,507	7,742,830	360,323

Total liabilities	37,544,123	42,407,012	4,862,889

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,643,562,601 shares as of March 31, 2018 and 3,493,562,601 shares as of December 31, 2018
Outstanding	-	3,392,937,486 shares as of March 31, 2018 and 3,307,712,460 shares as of December 31, 2018	594,493	594,493	—
Additional paid-in capital	675,280	683,525	8,245
Retained earnings	1,696,890	1,496,085	(200,805)
Accumulated other comprehensive income (loss)	(59,356)	(350)	59,006

Total NHI shareholders’ equity before treasury stock	2,907,307	2,773,753	(133,554)
Common stock held in treasury, at cost -
250,625,115 shares as of March 31, 2018 and 185,850,141 shares as of December 31, 2018	(157,987)	(110,810)	47,177

Total NHI shareholders’ equity	2,749,320	2,662,943	(86,377)

Noncontrolling interests	50,504	43,068	(7,436)

Total equity	2,799,824	2,706,011	(93,813)

Total liabilities and equity	40,343,947	45,113,023	4,769,076

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended
	December 31, 2017(A)	December 31, 2018(B)	(B-A)/(A)
Revenue:
Commissions	277,947	226,954	(18.3)
Fees from investment banking	79,079	76,207	(3.6)
Asset management and portfolio service fees	183,322	186,312	1.6
Net gain on trading	296,583	244,586	(17.5)
Gain (loss) on private equity investments	(2,352)	1,335	—
Interest and dividends	437,449	572,835	30.9
Gain (loss) on investments in equity securities	7,654	(8,864)	—
Other	181,262	37,401	(79.4)

Total revenue	1,460,944	1,336,766	(8.5)
Interest expense	342,012	521,250	52.4

Net revenue	1,118,932	815,516	(27.1)

Non-interest expenses:
Compensation and benefits	389,656	372,428	(4.4)
Commissions and floor brokerage	74,269	64,335	(13.4)
Information processing and communications	140,881	123,232	(12.5)
Occupancy and related depreciation	51,070	48,692	(4.7)
Business development expenses	26,033	27,354	5.1
Other	155,788	241,529	55.0

Total non-interest expenses	837,697	877,570	4.8

Income (loss) before income taxes	281,235	(62,054)	—
Income tax expense	79,788	36,331	(54.5)

Net income (loss)	201,447	(98,385)	—

Less: Net income attributable to noncontrolling interests	4,779	2,901	(39.3)

Net income (loss) attributable to NHI shareholders	196,668	(101,286)	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	56.20	(30.01)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	55.12	(30.03)	—

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017(A)	December 31, 2018(B)
Net income (loss)	201,447	(98,385)	—
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(29,831)	35,040	—
Deferred income taxes	13,335	(1,702)	—

Total	(16,496)	33,338	—

Defined benefit pension plans:
Pension liability adjustment	1,124	2,039	81.4
Deferred income taxes	(336)	(995)	—

Total	788	1,044	32.5

Non-trading securities:
Net unrealized gain on non-trading securities	2,165	—	(100.0)
Deferred income taxes	(539)	—	—

Total	1,626	—	(100.0)

Own Credit Adjustments:
Own Credit Adjustments:	(7,197)	31,350	—
Deferred income taxes	1,021	(5,982)	—

Total	(6,176)	25,368	—

Total other comprehensive income (loss)	(20,258)	59,750	—

Comprehensive income	181,189	(38,635)	—
Less: Comprehensive income attributable to noncontrolling interests	6,067	3,645	(39.9)

Comprehensive income attributable to NHI shareholders	175,122	(42,280)	—

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2017 (A)	December 31, 2018 (B)
Net revenue

Business segment information:
Retail	314,754	265,325	(15.7)
Asset Management	100,018	66,948	(33.1)
Wholesale	503,927	413,148	(18.0)

Subtotal	918,699	745,421	(18.9)
Other	193,340	79,117	(59.1)

Net revenue	1,112,039	824,538	(25.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,893	(9,022)	—

Net revenue	1,118,932	815,516	(27.1)

Non-interest expenses

Business segment information:
Retail	233,028	219,136	(6.0)
Asset Management	45,148	47,191	4.5
Wholesale	447,545	511,532	14.3

Subtotal	725,721	777,859	7.2
Other	111,976	99,711	(11.0)

Non-interest expenses	837,697	877,570	4.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	837,697	877,570	4.8

Income (loss) before income taxes

Business segment information:
Retail	81,726	46,189	(43.5)
Asset Management	54,870	19,757	(64.0)
Wholesale	56,382	(98,384)	—

Subtotal	192,978	(32,438)	—
Other*	81,364	(20,594)	—

Income (loss) before income taxes	274,342	(53,032)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,893	(9,022)	—

Income (loss) before income taxes	281,235	(62,054)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended
	December 31, 2017 (A)	December 31, 2018 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(8,115)	(4,754)	—
Realized gain (loss) on investments in equity securities held for operating purposes	761	158	(79.2)
Equity in earnings of affiliates	23,231	16,599	(28.5)
Corporate items	(1,635)	(25,570)	—
Other	67,122	(7,027)	—

Total	81,364	(20,594)	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2018
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	675,280
Stock-based compensation awards	8,245

Balance at end of period	683,525

Retained earnings
Balance at beginning of year	1,696,890
Cumulative effect of change in accounting principle (1)	1,564
Net income (loss) attributable to NHI shareholders	(101,286)
Cash dividends	(10,173)
Gain (loss) on sales of treasury stock	(994)
Cancellation of treasury stock	(89,916)

Balance at end of period	1,496,085

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)
Net change during the period	32,594

Balance at end of period	16,998

Defined benefit pension plans
Balance at beginning of year	(47,837)
Pension liability adjustment	1,044

Balance at end of period	(46,793)

Own credit adjustments
Balance at beginning of year	4,077
Own credit adjustments	25,368

Balance at end of period	29,445

Balance at end of period	(350)

Common stock held in treasury
Balance at beginning of year	(157,987)
Repurchases of common stock	(51,711)
Sale of common stock	0
Common stock issued to employees	8,972
Cancellation of common stock	89,916

Balance at end of period	(110,810)

Total NHI shareholders’ equity

Balance at end of period	2,662,943

Noncontrolling interests
Balance at beginning of year	50,504
Net change during the period	(7,436)

Balance at end of period	43,068

Total equity

Balance at end of period	2,706,011

(1)	In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

(7)	Significant Subsequent Events

a)	Investment in an Affiliated Company

On January 16, 2019, Nomura paid 9.8 billion yen to LINE Securities Preparatory Corporation, whose trade name will change to LINE Securities Corporation (“LINE Securities”) before its operations commence, as a result of undertaking new shares that LINE Securities resolved to issue on January 8, 2019. Following the capital increase, LINE Securities has total capital and capital reserve of 20 billion yen. Nomura owns 49% of LINE Securities. From the fourth quarter of the fiscal year ending March 31, 2019, LINE Securities will be an equity-method affiliate of Nomura.

b)	Tender Offer for Shares in Orion Breweries, Ltd.

On January 23, 2019, Nomura Capital Partners Co., Ltd. (“NCAP”), a wholly owned subsidiary of Nomura Holdings, Inc. , resolved at a board of directors meeting to implement a tender offer for shares of common stock in Orion Breweries, Ltd. (“Orion”) The tender offer will be conducted through Ocean Holdings Co., Ltd., (“Ocean”) which Nomura Capital Partners 1 Investment Limited Partnership, which NCAP represents as a general partner, holds 51% of ownership.

After completion of the tender offer of common stock in Orion, investment in Ocean will be carried at fair value and change in fair value will be recognized through the consolidated statements of income in accordance with Accounting Standard Codification 946 “Financial Services—Investment Companies.”

Overview of the Tender Offer

Target Company	Orion Breweries, Ltd.
Type of shares	Common shares
Tender Offer period	From Thursday, January 24, 2019 to Friday, March 22, 2019 (40 business days)
Tender Offer price	JPY 79,200 per common share
Number of shares to be purchased	Number of shares to be purchased:	658,504 shares
	Minimum number of shares to be purchased:	418,504 shares
	Maximum number of shares to be purchased:	—
Tender Offer agent	Nomura Securities Co., Ltd.
Settlement date	Friday, March 29, 2019

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018(A)	December 31, 2018(B)
Revenue:
Commissions	90,968	85,324	101,655	95,366	79,456	74,783	72,715	(2.8)	373,313
Fees from investment banking	22,707	27,083	29,289	22,584	23,959	19,119	33,129	73.3	101,663
Asset management and portfolio service fees	58,343	61,212	63,767	62,294	62,981	62,740	60,591	(3.4)	245,616
Net gain on trading	120,467	88,391	87,725	146,302	71,887	75,752	96,947	28.0	442,885
Gain (loss) on private equity investments	359	(330)	(2,381)	1,483	553	321	461	43.6	(869)
Interest and dividends	134,392	141,612	161,445	148,226	169,590	188,703	214,542	13.7	585,675
Gain (loss) on investments in equity securities	62	3,060	4,532	(4,971)	2,092	(1,104)	(9,852)	—	2,683
Other	40,628	56,037	84,597	39,930	20,467	28,067	(11,133)	—	221,192

Total revenue	467,926	462,389	530,629	511,214	430,985	448,381	457,400	2.0	1,972,158
Interest expense	107,103	110,896	124,013	133,177	158,988	165,459	196,803	18.9	475,189

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	260,597	(7.9)	1,496,969

Non-interest expenses:
Compensation and benefits	136,249	122,035	131,372	140,985	127,700	125,800	118,928	(5.5)	530,641
Commissions and floor brokerage	23,775	25,242	25,252	25,599	20,935	19,579	23,821	21.7	99,868
Information processing and communications	44,569	47,263	49,049	43,900	40,961	40,515	41,756	3.1	184,781
Occupancy and related depreciation	17,056	17,209	16,805	16,825	16,376	16,464	15,852	(3.7)	67,895
Business development expenses	8,409	7,823	9,801	10,729	8,896	9,337	9,121	(2.3)	36,762
Other	53,322	48,882	53,584	93,076	43,486	70,760	127,283	79.9	248,864

Total non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	19.2	1,168,811

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	467	(76,164)	—	328,158
Income tax expense	19,405	29,423	30,960	24,078	6,930	9,703	19,698	103.0	103,866

Net income (loss)	58,038	53,616	89,793	22,845	6,713	(9,236)	(95,862)	—	224,292

Less: Net income (loss) attributable to noncontrolling interests	1,182	1,766	1,831	170	1,490	1,997	(586)	—	4,949

Net income (loss) attributable to NHI shareholders	56,856	51,850	87,962	22,675	5,223	(11,233)	(95,276)	—	219,343

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.07	14.70	25.55	6.68	1.54	(3.31)	(28.52)	—	63.13

Diluted-
Net income (loss) attributable to NHI shareholders per share	15.77	14.45	25.12	6.56	1.50	(3.32)	(28.52)	—	61.88

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018(A)	December 31, 2018(B)

Net revenue

Business segment information:
Retail	101,684	101,786	111,284	98,154	92,833	85,710	86,782	1.3	412,908
Asset Management	28,097	35,418	36,503	27,319	26,089	24,681	16,178	(34.5)	127,337
Wholesale	179,316	158,963	165,648	211,406	137,290	147,660	128,198	(13.2)	715,333

Subtotal	309,097	296,167	313,435	336,879	256,212	258,051	231,158	(10.4)	1,255,578
Other	51,707	52,610	89,023	46,153	13,738	25,982	39,397	51.6	239,493

Net revenue	360,804	348,777	402,458	383,032	269,950	284,033	270,555	(4.7)	1,495,071

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	(9,958)	—	1,898

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	260,597	(7.9)	1,496,969

Non-interest expenses

Business segment information:
Retail	76,792	76,239	79,997	76,743	72,909	73,494	72,733	(1.0)	309,771
Asset Management	14,527	14,950	15,671	16,019	15,806	15,768	15,617	(1.0)	61,167
Wholesale	153,963	141,980	151,602	167,200	144,714	142,745	224,073	57.0	614,745

Subtotal	245,282	233,169	247,270	259,962	233,429	232,007	312,423	34.7	985,683
Other	38,098	35,285	38,593	71,152	24,925	50,448	24,338	(51.8)	183,128

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	19.2	1,168,811

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	19.2	1,168,811

Income (loss) before income taxes

Business segment information:
Retail	24,892	25,547	31,287	21,411	19,924	12,216	14,049	15.0	103,137
Asset Management	13,570	20,468	20,832	11,300	10,283	8,913	561	(93.7)	66,170
Wholesale	25,353	16,983	14,046	44,206	(7,424)	4,915	(95,875)	—	100,588

Subtotal	63,815	62,998	66,165	76,917	22,783	26,044	(81,265)	—	269,895
Other*	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	15,059	—	56,365

Income (loss) before income taxes	77,424	80,323	116,595	51,918	11,596	1,578	(66,206)	—	326,260

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	(9,958)	—	1,898

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	467	(76,164)	—	328,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018(A)	December 31, 2018(B)
Net gain (loss) related to economic hedging transactions	(654)	558	(8,019)	1,654	(13,807)	(16,018)	25,071	—	(6,461)
Realized gain (loss) on investments in equity securities held for operating purposes	43	344	374	24	45	7	106	—	785
Equity in earnings of affiliates	7,022	8,408	7,801	11,017	6,619	8,536	1,444	(83.1)	34,248
Corporate items	154	1,597	(3,386)	(40,249)	(2,482)	(23,719)	631	—	(41,884)
Other	7,044	6,418	53,660	2,555	(1,562)	6,728	(12,193)	—	69,677

Total	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	15,059	—	56,365

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2019_3q.pdf